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June 28, 2002

Dear Fellow Shareholder:

Price Communication Corporation's July 23, 2002 Annual Meeting of Shareholders is rapidly approaching. By now, you should have received your proxy statement and proxy card regarding the proposal to adopt the merger agreement with Verizon Wireless of the East LP. Your immediate attention to this proposal is very important, and I urge you to take advantage of your right to vote. Because the approval of 66 2/3% in voting power of all outstanding shares of our common stock is necessary to approve this transaction, your vote is essential. IF YOU OWNED YOUR SHARES AS OF JUNE 3, 2002 YOU CAN STILL VOTE EVEN IF YOU HAVE SOLD THEM SINCE THAT DATE. YOUR VOTE IS IMPORTANT AND WE ARE ASKING FOR YOUR VOTE. A FAILURE TO ACT WILL IN EFFECT COUNT AS A VOTE AGAINST THE MERGER PROPOSAL.

YOUR BROKER CANNOT VOTE YOUR SHARES UNLESS YOU GIVE YOUR SPECIFIC VOTING INSTRUCTIONS. Please vote by telephone, internet, or use the proxy card that was previously sent, to ensure that your votes are counted.

The proxy statement contains all of the details regarding this proposed merger. If you have any questions about the proposal or voting your shares, you may contact our proxy solicitor, Morrow & Co., at (800) 607-0088.

                                        Sincerely,



                                        Robert Price
                                        President
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June 28, 2002

Dear Fellow Shareholder:

Price Communication Corporation's July 23, 2002 Annual Meeting of Shareholders is rapidly approaching. By now, you should have received your proxy statement and proxy card regarding the proposal to adopt the merger agreement with Verizon Wireless of the East LP. Your immediate attention to this proposal is very important, and I urge you to take advantage of your right to vote. Because the approval of 66 2/3% in voting power of all outstanding shares of our common stock is necessary to approve this transaction, your vote is essential. IF YOU OWNED YOUR SHARES AS OF JUNE 3, 2002 YOU CAN STILL VOTE EVEN IF YOU HAVE SOLD THEM SINCE THAT DATE. YOUR VOTE IS IMPORTANT AND WE ARE ASKING FOR YOUR VOTE. A FAILURE TO ACT WILL IN EFFECT COUNT AS A VOTE AGAINST THE MERGER PROPOSAL.

The proxy statement contains all of the details regarding this proposed merger. If you have any questions about the proposal or voting your shares, you may contact our proxy solicitor, Morrow & Co., at (800) 607-0088.

                                             Sincerely,



                                             Robert Price
                                             President